Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 333-256129

THE INVISIBLE WAR—CYBER INVESTING TODAY

Join us for lunch in Manhattan with the longest serving Head of the NSA and Founder of US Cyber Command

Hosted by: LGL Systems Acquisition Corp.

Company: IronNet Cybersecurity / LGL Systems Acquisition Corp.

Lunch – August 10th / 12:00 PM – 2:00 PM ET / NYC (Venue TBD, Limited Seating)

FEATURING:

Chairman, Co-CEO and Founder of IronNet, Ret. General Keith Alexander

General Alexander is a four-star general with an impressive 40-year military career, culminating in role of the Director of the National Security Agency (NSA) and Chief of the Central Security Service (CSS) from 2005-2014. He holds the distinction of serving in this role longer than any other director. While serving as the NSA Director, he was appointed by Congress to be the first Commander to lead the U.S. Cyber Command (USCYBERCOM). He held this role from 2010-2014, establishing and defining how our nation is protected against cyber attacks.

As Commander, USCYBERCOM, General Alexander was responsible for planning, coordinating and conducting operations, and defending Department of Defense (DoD) computer networks—as well as the defense of the nation—from cyber threats. As the Director of NSA, he was responsible for national foreign intelligence requirements, military combat support, and the protection of U.S. national security information systems.

Prior to leading USCYBERCOM and the NSA/CSS General Alexander served as the Deputy Chief of Staff, Intelligence, Department of the Army; Commanding General of the U.S. Army Intelligence and Security Command at Fort Belvoir, VA; and the Director of Intelligence, United States Central Command, MacDill Air Force Base, FL., and the Deputy Director for Requirements, Capabilities, Assessments and Doctrine, J-2, on the Joint Chiefs of Staff.

General Alexander is the recipient of the 2016 United States Military Academy (USMA) Distinguished Graduate Award. He is also a member of Amazon’s Board of Directors. He holds a BS from the U.S. Military Academy, as well an MS in Business Administration from Boston University; an MS in Systems Technology and an MS in Physics from the Naval Post Graduate School; and an MS in National Security Strategy from the National Defense University.

Co-CEO of IronNet, Bill Welch

William “Bill” Welch is a seasoned senior executive with more than 25 years experience leading global technology companies. As Co-CEO at IronNet, Bill is charged with advancing the company’s long-term vision and global operations, as well as the strategy and acceleration of IronNet’s commercial efforts as the company continues to scale and expand internationally.

Prior to IronNet, Bill served as President and COO at Duo Security, the Ann Arbor, MI based security firm. Before this, he served as COO for cloud-based network security company Zscaler, where he led its global sales, channel, operations, customer care, and strategy. He also previously was Vice President and General Manager for HP Software Americas, responsible for more than $2 billion in sales to Global 1000 organizations and served as Vice President of Sales Specialists in the Americas for Symantec, undertaking the integration of emerging technologies into Symantec’s product set and scaling the sales effort for high growth. Prior to Symantec, Bill held senior level management positions with Fortune 500 companies, including Oracle Corporation, Sun Microsystems, and BEA.

CFO of IronNet, Jamie Gerber

James Gerber is the Chief Financial Officer at IronNet. As CFO, Mr. Gerber provides strategic financial planning and direction in IronNet’s opportunity-driven, fast-paced growth environment. By overseeing solid organizational performance, he ensures the deployment of financial, technical, operations and collaborative approaches to drive corporate growth.

Mr. Gerber began his career as an electronics and systems engineer with General Electric and founded the Automated Systems Division of Morrison Knudsen. He brings over 30 years of experience working in finance, strategy and information technology operations. Prior to his role at IronNet, Mr. Gerber was the Chief Financial Officer of WorldStrides, a global education services provider for over 400,000 students per year. At the Pension Benefit Guaranty Corporation, Mr. Gerber led investment functions, served S&P 500 corporations and millions of pension plan participants, and managed over $50 billion in pension investment assets, including major airline holdings. Mr. Gerber has also held senior financial positions in transportation, overseeing the domestic and international financial activities of a series of acquisitions and mergers with heavy equipment manufacturers that resulted in the creation of the $1.5 billion Rail Products Business Group at publicly-held Trinity Industries.

Company: IronNet Cybersecurity / LGL Systems Acquisition Corp.

Target: IronNet Cybersecurity

SPAC: LGL Systems Acquisition Corp.

Ticker (Exchange): DFNS (NYSE)

Equity Value: $1.2B

Enterprise Value: $927M

Sector: Cybersecurity

Transaction Details:

•

IronNet is transforming cybersecurity through Collective Defense, a differentiated platform that uses AI-driven behavioral analytics to detect new, non-signature-based cyberattacks, such as SolarWinds/SUNBURST

•

IronNet’s unique cloud-based, scalable solution, IronDome, analyzes threat detections across companies within an industrial sector to identify broad attack patterns and provides anonymized intelligence back to all customers in real time

•	This transaction is expected to drive further market adoption of IronNet’s Collective Defense Platform in a growing $25B security segment and accelerate its innovation-pipeline of additional offerings

•	Pro Forma enterprise value of the combined company following the merger is expected to be $927 million, implying a $1.2 billion pro forma equity value

•

Transaction includes a $125 million fully-committed common stock PIPE at $10.00 per share anchored by one of the world’s largest institutional investors with participation from Emles Advisors, Weiss Asset Management, and The Phoenix Insurance Company

•

Existing IronNet investors Bridgewater Associates, ForgePoint Capital, and Kleiner Perkins will be joined by the LGL sponsor group to also invest in the PIPE, enhancing their long-term commitment to IronNet

About IronNet: IronNet, incorporated in the state of Delaware, combines its innovative cybersecurity products with expert services to create a platform designed to deliver the most advanced, real-time cyber defense globally, protecting both private and public sectors. IronNet’s Collective Defense platform, which features proprietary and patented technology, detects cyber anomalies, and shares anonymized threat data in real time within a secure ecosystem, providing all Collective Defense members with a previously unachievable level of visibility into potential incoming threats.

About LGL Systems Acquisition Corp: LGL Systems Acquisition Corp. is a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. LGL was incorporated under the laws of the State of Delaware on April 30, 2019.

Important Information and Where to Find It

This communication relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement to be distributed to LGL’s stockholders in connection with LGL’s solicitation of proxies for the vote by LGL’s stockholders in connection with the proposed business combination and other transactions described in the Registration Statement, as well as a preliminary prospectus relating to the offer of LGL’s securities to be issued to IronNet’s stockholders in connection with the completion of the proposed business combination described in the Registration Statement. After the Registration Statement is declared effective, LGL will mail the definitive proxy statement/prospectus to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the proposed business combination are set forth in the proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s business combination with LGL. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the heading “Risk Factors” in the proxy statement/prospectus included in the Registration Statement, LGL’s Annual Report on Form 10-K (as amended), Quarterly Reports on Form 10-Q, and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.